UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

PROTOKINETIX, INCORPORATED
(Name of Issuer)

Common Stock, par value $0.0000053 per share
(Title of Class of Securities)

743722100
(CUSIP Number)

Clarence E. Smith
1845 County Road #214
St. Augustine, Florida  32084
304-299-5070
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2015
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 743722100
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Clarence E. Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
38,045,500

	8	SHARED VOTING POWER
N/A

	9	SOLE DISPOSITIVE POWER
38,045,500

	10	SHARED DISPOSITIVE POWER
N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,045,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.84%

14	TYPE OF REPORTING PERSON
IN

This Amendment No. 1 to Schedule 13D, dated July 8, 2015 (this "Amendment No. 1"), is being filed by the undersigned to amend the Schedule 13D originally filed on March 24, 2014 (the "Original 13D").  This Amendment No. 1 relates to the common stock, $0.0000053 par value, of ProtoKinetix, Incorporated ("ProtoKinetix").  This Amendment is being filed by Mr. Smith to report a decrease in his beneficial ownership of common stock solely due to an increase in the number of shares of common stock outstanding of ProtoKinetix, notwithstanding transactions by Mr. Smith in the common stock of ProtoKinetx as described herein.  Except as set forth herein, the Original Schedule 13D is unmodified.

ITEM 1.  SECURITY AND ISSUER

No change.

ITEM 2.  IDENTITY AND BACKGROUND

No change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 30, 2015, Mr. Smith purchased 625,000 shares of common stock of ProtoKinetix at a price of $0.08 per share, representing aggregate total proceeds of $50,000, a portion of which had been advanced by Mr. Smith previously to ProtoKinetix to pay certain expenses.

On July 1, 2015, Mr. Smith acquired 1,250,000 shares of common stock at $0.08 per share pursuant to the exercise of a convertible promissory note dated June 17, 2014 granted in favor of Mr. Smith by ProtoKinetix.  The Board of Directors of ProtoKinetix approved the change of the conversion price of the promissory note from $0.25 to $0.08 as fair to ProtoKinetix.

ITEM 4.  PURPOSE OF THE TRANSACTION

No change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)            Mr. Smith beneficially owns 38,045,500 shares of common stock of ProtoKinetix which amounts to approximately 18.84% of the total number of common shares currently outstanding.  All of the shares of common stock of ProtoKinetix are owned directly by Mr. Smith, or held in a brokerage account for his benefit.

(b)            Mr. Smith has sole voting and dispositive power over 38,045,500 shares of common stock of ProtoKinetix.

(c)            On June 30, 2015, Mr. Smith purchased 625,000 shares of common stock of ProtoKinetix at a price of $0.08 per share, representing aggregate total proceeds of $50,000, a portion of which had been advanced by Mr. Smith previously to ProtoKinetix to pay certain expenses.  On July 1, 2015, Mr. Smith acquired 1,250,000 shares of common stock at $0.08 per share pursuant to the exercise of a convertible promissory note dated June 17, 2014 granted in favor of Mr. Smith by ProtoKinetix.  The Board of Directors of ProtoKinetix approved the change of the conversion price of the promissory note from $0.25 to $0.08 as fair to ProtoKinetix.

(d)            No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock described herein, except as described in Item 6, below.

(e)            Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

No change.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 8, 2015	By:	/s/ Clarence E. Smith
Clarence E. Smith